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                           Filed by CBOT Holdings, Inc.
                           Subject Company -- CBOT Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

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The following are the prepared remarks of the Chairman of the Board given at a meeting of the CBOT members on December 4, 2001.

                   Remarks by Chairman Nickolas J. Neubauer
                        CBOT Member Information Meeting
                               December 4, 2001
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        Thank you for attending today's member information meeting, either in person or via Membernet.

        This is our twelfth member information meeting this year. I think we have done our job in communicating with you and in particular I want to emphasize that this communication has come from both me with a member perspective, and David Vitale with a management perspective, as well as from all of the other members and management employees that have participated in these meetings.

        I truly believe that it is only with members and management working together, respecting each other's expertise and contributions that we can make the CBOT as great as it should be.

1.      Finances.

        We are close to the end of 2001 and I am happy to say we expect to significantly exceed our original 2001 budget forecast for contract volume and revenues. For the first eleven months of this year, we averaged over 1,036,000 contracts per day, including an average of almost 205,000 contracts daily on our electronic platform. In November, the average on our electronic trading system was almost 350,000 contracts daily, with several days over 500,000.

        We did over 30 million contracts in November, which is a monthly record. On November 28, we had our volume high for this year with over 2.4 million contracts and a record 546,387 traded electronically. About 78% of the total volume on this day was traded in our open auction market. This was the third highest trading day in our history and daily exchange open auction volume records were set for both Ten Year T-Note futures and Five Year T-Notes.

        These numbers have contributed to an unrestricted cash balance as of September 30th that was substantially in excess of the $20 million originally forecast for year-end. As of September 30, we had over $47.7 million in unrestricted cash balance. We have kept our expenses under control, our finances are sound, and this process will continue.

        Next year's proposed budget allows us to eliminate member dues of $300 per month. However, as Bill Farrow discussed at our last member meeting, we intend to make substantial technology investments to our open auction markets over the next few years and to fund this in 2002, a monthly technology assessment of $167 will be imposed. In accordance with our projected 2002 budget, we currently expect that we will be able to make necessary investments, reduce our dues and fees somewhat and still keep an unrestricted cash balance of at least $35 million.

        Another part of finances, at the member level, is seat prices and lease rates. Last reported sale prices for Full and AM memberships were $375,000 and $108,500 respectively, which are higher than last year, but still low compared to what we are used to. Lease rates also are low by historical standards.

        We are attempting to address this both by good management at the corporate level and by specific measures aimed at increasing membership value: maintaining the member fee preference, and moving to a percentage of seat sale leasing formula. Especially important is the new pricing schedule that we voted on today.


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2.      30-Year Treasury Bond.

        On October 31st, the U.S. Treasury Department announced they were suspending issuance of the 30-year bond. Rest assured, we have not stopped trading the 30-year at the CBOT, nor do we have any intention to. There remains a supply of 30-year bonds that continue to be supported by active trading, and for the foreseeable future we intend to continue to provide the marketplace for those trades. In fact, our 30-year bond volume has spiked up by over 25% since the announcement and on November 28, we traded 570,981 contracts, our high for the year in that contract.

        Today, there is about $400 billion in Treasury bonds outstanding and even without new issuances for the next ten years, we expect that there would still be $80 billion in deliverable supply at the ten-year point. This would be more than the amount of outstanding two or five year Treasury notes today.

        Our view on Treasury's decision has not changed from when I sent a letter on the subject to Treasury Secretary Paul O'Neill in February. We believe the economic impact of the war on terrorism in a time of recession and heightened uncertainty argues strongly for the Treasury to keep open and available all of its funding options, including funding at the long end of the maturity spectrum. This is especially true today when long-term rates are relatively low - that is when you generally extend your debt maturities.

        I found it very disturbing that, right after Treasury's decision, the German government announced it would increase its issuance of 30-year bunds. The U.S. has a franchise in its 30-year risk-free instruments and U.S. Treasury bonds as a benchmark are an asset both to the U.S. economy and the world economy. I am hopeful that we will again issue debt in this maturity range and not let the benchmark status of long dated instruments go to another country's debt.

        Of course, our 10-year Treasury note products are also a vital benchmark in the marketplace, as shown by the record volume I referred to earlier. In addition, we have focused on the development of new products along the entire yield curve. That was demonstrated by the successful launch last month of our 10-year swaps futures contract, the best new product launch we have had in quite some time. This is the start of what we expect will be a strong swaps complex that will add value to our diversified product mix that includes 10, 5 and 2-year Treasury note futures and options, 30-day Fed Funds futures, Municipal Bond Index futures, Mortgage-backed and Agency Note contracts.

3.      Minority Member Suit.

        On November 15, the Illinois Appellate Court made a decision in the minority member suit that essentially returned the case to its status as of last February. No decision on the merits has occurred. Currently, we are talking with representatives of the plaintiff minority members in an effort to expedite a decision in the case and so I will not go into detail on this today.

        I want to make the point that we have taken many steps to show our minority members that their interests have been protected and that we respect their contribution to our CBOT enterprise. Compare last year to this: we are unified on a vision that supports both open auction and electronic trading platforms, we will make substantial investments next year in trading floor technology, our new pricing schedule balances the two trading platforms, we have a member fee preference and open auction pit closure provisions in our restructuring document, and we have secured trading access for the minority members in the single stock futures joint venture.

        After the proxy statement and prospectus related to the restructuring is distributed to you, I will discuss how we view this suit in the context of your restructuring vote. We remain fully confident that the allocation process employed was fair and that the allocation so determined will be upheld.


4.      Restructuring.

        As you are aware, our Registration Statement on Form S-4 relating to the restructuring is currently being reviewed by the SEC. As soon as the SEC declares the registration statement "effective," which we
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expect to occur shortly, we will send the proxy statement and prospectus that forms part of the registration statement out to you and begin what we currently expect to be a series of three membership information meetings.

        Some members have asked questions about restructuring in general and, without going into too much detail concerning the specifics of the registration statement, let me discuss restructuring in general.

        As part of the restructuring we intend to more efficiently organize our operations. In connection with the restructuring we have taken major steps this year, such as hiring David Vitale as our CEO, and he in turn has formulated an excellent strategic plan for the future

        New executives have been hired, Bernie Dan and Bill Farrow among them, and excellence in our current employee team has been recognized by electing seven new officers. David has also streamlined our operations: as of September 30th employee head count has been reduced to 640 full-time employees as compared to 1998 when we had over 900 budgeted employee positions.

        As you know, Bill Farrow has been working on our technology strategy while Bernie Dan is heading up overall marketing, including new products. David, along with his management team, has been holding a series of breakfast meetings, organized by pit, which will continue this month. I urge all members to get acquainted with the CBOT's excellent employees.

        Absolutely essential to our success is member input. Although we have an excellent employee team, we also depend on members for valuable ideas and suggestions, including new product ideas. Ninety-five percent of my ideas come from talking to members, and that estimate is probably on the low side. We have reduced superfluous member committees in favor of task forces in order to eliminate member micromanagement but we continue to recognize that the CBOT absolutely needs member input and involvement.

        My point is that our efforts over the last year have led to a better CBOT and it means efficient good management depending on member input. Restructuring into a for-profit corporation further modernizing our corporate governance structure and reorganizing our electronic trading business are further steps in our efforts to more efficiently organize our operations.

        Now let me talk about what restructuring is not. It does not mean that after becoming for-profit the member voice will be disregarded or diminished. It does not mean that we become all electronic within a year, that members are treated like captive customers or that member profits will be ignored.

        I have spoken to you many times about our commitment to support both open auction and electronic platforms. We have had about fifteen months' experience of side-by-side trading in financials and we are happy with the success of the electronic platform. The majority of its trades comes from members who use both in their trading strategies.

        We are improving the integration of the two platforms so that they represent a single deep pool of liquidity. Such an integrated platform - with open auction and electronic match working together - is intended to give us a strong competitive edge against would-be competitors.

        As to side-by-side in grains, customers have not expressed much interest in this and there is no plan to introduce it. Grains are a more complicated trade than one month financials and I believe it would be a disservice to our customers to split the liquidity we now provide.

        In any event, side-by-side in grains would now require a member vote in order to implement. Post-restructuring, I am confident we would seek the full benefit of member and customer input on what best serves our highly liquid grain markets.

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        Some members are concerned that they would lose control of their future if the CBOT became a for-profit corporation. First, remember that the Kansas City Board of Trade has been a for profit Delaware corporation since the early 1970's. It is not necessarily a huge step to take.

        Second, member concerns about bad decisions, either by management or by the Board of Directors, have been around for as long as I have been a member. The key has always been, and will be in the future: Members, Pay Attention and elect good Board members.

        Let's look at three issues of this year: pricing schedule, market maker in the Dow Pit and open outcry trading of swaps. In all three cases there was substantial member input and discussion and in all three cases the right decision was reached.

        The same sort of discussion and member participation we had this year could occur post-restructuring. In other words, members/shareholders would always be entitled to make their views known to the Board of Directors and management and this includes member proposals which are entitled to be submitted to a shareholder vote in connection with the annual meeting and use of the petition format even though it has no special status or mandatory effect in our proposed restructure at any other time.

        As I said earlier, any Chairman, Director or management member that doesn't know the value and importance of member input doesn't belong in that position. My comment to members to "Pay Attention" also applies to CBOT decision-makers.

5.      Brokertec.

        We have competitors for our business and one, Brokertec, was launched November 30. While we welcome all competitors, let me use this forum to tell our customers and the public generally why they should continue to use our markets.

        We have the deepest, most transparent liquidity pools in the world. Our customers meet on a fair and level playing field. We serve our customers with the best of the open auction process and an excellent efficient electronic platform that work together. Trades are guaranteed by the AAA-rated Board of Trade Clearing Corporation.

        Bernie Dan has developed media presentations that tell our story:
Integrity, Liquidity, Flexibility.

        Let's talk about integrity. The CBOT stands for timely information, open communication and market transparency, plus that AAA guarantee.

        In providing our fair, level and transparent market, we do not give some customers an edge over others. As you know, Brokertec applied for and was given CFTC approval for some rules that allow up to 240 minutes to publicly disseminate trades made in private off-floor dealings.

        Let me say such approval came as part of the deregulation of markets that we all endorse. Our CFTC commissioners are excellent and their approval simply reflects this deregulation. It is up to customers to decide where they place their orders and that is why it is important for us to tell customers why their orders should continue to be placed at the Chicago Board of Trade.

        But even so, this CFTC approval was given with considerable concern. Commissioners noted that participants could agree to make trades at below or above market prices and not to report such trades to the market for up to 240 minutes (potentially the next trading day) depending on the size and time of the trade. One commissioner said he believed "there is great potential for the rule to negatively affect price discovery" and that the result would be "a less transparent marketplace" which he feared would work to the "disadvantage of retail and more modest commercial participants who will likely suffer."

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        A below market buyer can pick off existing customer orders unaware of the trade. For example, Brokertec rules give a 15 minute reporting delay on a 250 contract order, 30 minutes on 500 contracts and an hour on 1000 contracts.

        The customers I know wouldn't like that. They want an even shot at all orders. They know that the CBOT is committed to open, fair transparent markets with immediate reporting of trades that are competitively executed.

        Let me also say a few words about the importance of the AAA guarantee of trades made at the CBOT. Brokertec is a consortium of many excellent firms, but its trades do not have a AAA-rated guarantee. Its trades are guaranteed by BrokerTec Clearing Inc., not the Board of Trade Clearing Corporation. The AAA guarantee is a uniquely important asset in today's environment, and anyone doubting that should consider the recent collapse of Enron.

        Less than a month ago, Enron's electronic trading system was the largest of its kind in the world, accounting for a quarter of all the natural gas and electricity delivered in the U.S. Today the system is shut down and because Enron itself guaranteed trades on its platform, I understand that there are fears that the company might not be able to complete many of the transactions.

        I have raised extremely serious issues and I have not even gotten to liquidity. We have superbly skilled, well capitalized diverse liquidity providers making deep, tight markets that offer the best of both open auction and electronic platforms. I can't believe that any competitor will be able to match our cost efficient trade execution, specifically, the spread plus the transaction fee, and that is the bottom line on cost.

        I believe this total cost of execution, i.e., the fees plus the spread, will clearly be lower at the Chicago Board of Trade. Our fees for large financial users are going down in our new pricing schedule; specifically, our member fees for liquidity providers are the same as BrokerTec's, and for large users, they are less than BrokerTec's.

        As to the spreads, our judgment is that the large number and diversity of CBOT market participants will create much narrower bid/offer spreads than will develop on the BrokerTec platform. Consequently, we believe that customers will have a significantly lower total cost of execution at our exchange.

        For these reasons, and with the three major factors-Integrity, Liquidity, Flexibility-present in today's excellently managed Chicago Board of Trade, I have no doubt that customers will continue to place their orders here.

6.      Member Profits.

        In running for Chairman, I told you that both member profits and corporate profits had to be part of our corporate plan. Many members were concerned that our open outcry auction platform had been neglected in past years.

        Let me tell you what has been done this year and our plans for the future.

        1. We have improved the integrity, stability and efficiency of our order routing system so that 45% of our orders are now so routed versus 32% last year, with no down days since May 29 of this year.

        2. Bill Farrow is finalizing his overall technology strategy and if implemented as intended, this should bring up-to-date technology to open auction. We intend to make substantial investments in the open auction platform over the next three years. We believe that this will improve open auction trading opportunities through the development and implementation of an integrated order routing, order matching and communication retrievals.
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        3.      New products are being introduced in open auction like futures on swaps and with the launch of X Fund futures early next year.

        4. The new pricing schedule recognizes the importance of member liquidity providers, while attempting to ensure that the CBOT has the money necessary for investment in both our platforms.

        5. The Lessor Committee, under C. C. Odom's excellent leadership, is introducing percentage based pricing of leases in January and has plans for a voluntary lessor pool early next year. Both should significantly improve the leasing market.

        Our future depends on detailed project plans, milestones and cost budgets. The sequencing and implementation of these projects will extend into 2003 and beyond. The result will be a robust infrastructure that leverages the diverse liquidity pool of the CBOT and drives growth, opportunity and value for the enterprise and its members.

        Now let's hear from David Vitale and then discuss the CBOT in response to your questions and comments.


While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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